UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 16TH GENERAL SHAREHOLDERS’ MEETING AND

THE 39TH ESPECIAL SHAREHOLDERS’ MEETING

HELD ON APRIL 23, 2014

I. Date, Time and Place: April 23, 2014, at 11:00 a.m., at the Company’s headquarters, at Avenue Eng. Luiz Carlos Berrini, nº 1376, 20º floor, auditorium, in the capital of the state of São Paulo.

II. Call Notice: Notice published on the Diário Oficial do Estado de São Paulo, on the editions of March 21, 22 and 25, 2014, pages 180, 4, 101, respectively, and on the Valor Econômico newspaper, on the editions of March, 21, 22, 23, 24 and 25, 2014, pages B8, B7, C15, respectively.

III. Agenda:

At the General Shareholders’ Meeting:

1.  To analyse the Management accounts, and to examine, discuss and vote on the Management Report, Financial Statements, accompanied by the Independent Auditors’ and Fiscal Council’s reports for the fiscal year ended December 31, 2013;

2.   To resolve on the allocation of net income for fiscal year ended December 31, 2013;

3.   To elected the members of the Fiscal Council for a new term of office.

At the Especial Shareholders’ Meeting:

1.      To determine the annual overall compensation of the administrators and members of the Fiscal Council.

2.    To resolve on the proposal for amendments to the Company’s Bylaws to: 2.1. Change Articles 20 and 23 of the Bylaws, which refer to composition and the specific responsibilities of the Executive Board, respectively, to change the name of the position of Chief Financial, Control and Investor Relations Officer to Chief Financial, Corporate Resources and Investor Relations Officer, as well as include in the responsibilities of said Officer the supervision of the corporate resources activities. 2.2. Change Articles 25 and 27 of the Bylaws, which refer to the periodicity of the preparation of balance sheets and the declaration of dividends, respectively, to establish the possibility of the Company to prepare balance sheets in shorter periods, in addition to the annual, half-yearly and quarterly balance sheets, as well as to declare dividends for the income calculated in said balance sheets, as resolved by the Board of Directors.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

3.    To approve the consolidated Bylaws.

IV. Attendance: Company shareholders representing 92.09% of the common shares and 38.11% of the preferred shares attended the meeting, as per the records and signatures in the Shareholders’ Attendance Book no. 002, pages 73 back to 79 back, achieving the legal quorum to install this Meeting and resolve on the matters on the Agenda. Also attended the meeting of the Company’s executive officer Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer; the members of the Fiscal Council, Flávio Stamm and Cremênio Medola Netto and the representative of the independent auditors, Directa Auditores, Mr. Clóvis Madeira. The Board of Directors’ member, Mr. Antonio Gonçalves de Oliveira was also present.

V. Presiding Board:  Breno Rodrigo Pacheco de Oliveira – Chairman

Carolina Simões Cardoso – Secretary

VI. Resolutions: The shareholders present resolved on the following:

1 - Item “1” of the Agenda of the General Shareholders’ Meeting: the Chairman announced that were available to the shareholders the documents related to the management’s accounts, including: the Management Report, Balance Sheet and the other complete and consolidated Financial Statements of the Company, accompanied by the Explanatory Notes, as well as the Report of the Independent Auditors Directa Auditores on the Financial Statements (opinion) and the Fiscal Council’s Report, issued with no restrictions, all related to the fiscal year ended December 31, 2013. It was then proposed and approved by those in attendance the waiver of the reading of said documents, as they were known by all present. In accordance with the legal provisions, the documents were published in full on the Valor Econômico and Diário Oficial do Estado de São Paulo newspapers, on February 26, 2014, and made available on the IPE System of the Brazilian Securities and Exchange Commission/Bovespa, on the internet, in accordance with the form and terms provided for in CVM Instruction 481/09.  Submitted to discussion and vote, the matter in “item 1” of the agenda of the General Shareholders’ Meeting was approved unanimously by those who exercised their right to vote, registered the abstentions received by the Presiding Board and the impediments by law. As a result, the attending members expressly approved, in full and with no restrictions, the Annual Management Report and the Management’s accounts, including the Balance Sheet and the complete Financial Statements with the Explanatory Notes of the Company – parent company and consolidated, all related to the fiscal year ended December 31, 2013, including the opinions related to the matter.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

2 – Those present analysed the matter in item "2" of the agenda of the General Shareholders’ Meeting, which refers to the proposal for the allocation of net income for fiscal year 2013, with the following content:

“MANAGEMENT PROPOSAL FOR THE ALLOCATION

OF NET INCOME FOR FISCAL YEAR 2013”

Dear Shareholders,

In accordance with Article 192 of Law 6,404/76 and CVM Instruction 481, of December 17, 2009, Article 9, paragraph 1 - II, this Management proposes to the shareholders the allocation of net income for the fiscal year ended December 31, 2013 totaling R$3,715,944,996.50 (Three billion, seven hundred fifteen million, nine hundred forty-four thousand, nine hundred and ninety-six reais and fifty cents) to be distributed as follows:

1.            ALLOCATION OF NET INCOME FOR THE FISCAL YEAR

In accordance with Article 26, paragraph 1 (ii) of the Company’s Bylaws, 25% of the adjusted net income pursuant to items II and III of Article 202 of Law 6,404/76 will be distributed as minimum mandatory dividends to all shareholders. Paragraph 1 (iii) of the same Article envisages that the remaining balance, after all the provisions in previous items of this Article have been complied with, will be allocated as determined by the General Shareholders’ Meeting, based on a proposal by the Board of the Directors.

In accordance with Article 193 of Law 6,404/76, a total of five percent (5%) of net income was allocated to the Legal Reserve, totaling R$185,797,249.83 (One hundred eighty-five million, seven hundred ninety-seven thousand, two hundred and forty-nine reais and eighty-three cents).

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

In accordance with Article 195-A of Law 6,404/76, it was allocated to the Tax Incentive Reserve the amount of R$1,699,032.38 (One million, six hundred ninety-nine thousand and thirty-two reais and thirty-eight cents), related to the tax benefit of a 75% reduction in income tax calculated based on income from the exploration of the SUDAM subsidized areas where the Company operates in the states of Pará, Amazonas, Roraima, Amapá, Maranhão, Mato Grosso, Rondônia and Acre. The incentive portion of net income was excluded from the calculation base for the minimum mandatory dividends, and can only be used in the event of a capital increase or absorption of losses.

As a result, the adjusted net income for fiscal year 2013 will be the basis for determining the minimum mandatory dividends, as shown in the table below:

Net income for the fiscal year	3,715,944,996.50
(-) Appropriation to the Legal Reserve	(185,797,249.83)
(-) Appropriation to the Tax Incentive Reserve	(1,699,032.38)
Adjusted net income	3,528,448,714.29

Minimum Mandatory Dividends (25% of adjusted net income)	882,112,178.57
Dividends and IOE distributed in the year:	3,527,000,000.00
Dividends declared	1,789,000,000.00
Interest on Equity declared	1,738,000,000.00

Balance of net income to be allocated	1,448,714.29

Advantages of the preferred shares:

In accordance with Article 7 of the Company’s Bylaws, the holders of preferred shares are entitled to receive a dividend 10% (ten percent) higher than that attributable to the holders of common shares.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Allocations in fiscal year 2013

a.    Interim Dividends:

Considering the provisions in item XXVI of article 17 and article 27 of the Company’s Bylaws, combined with Article 7, as well as Articles 204 and 205 of Law 6,404/76, the Management approved interim dividends on the following dates and under the following conditions:

October 18, 2013 – approval of the amount of R$746,000,000.00 (seven hundred and forty-six million reais) based on income recorded on the quarterly balance sheet of June 30, 2013, paid as of November 26, 2013 to the holders of common and preferred shares of record at the end of October 31, 2013, inclusive. After this date, shares were considered ex-dividends. These dividends were booked as minimum mandatory dividends for fiscal year 2013 and were considered as such for all the corporate legislation effects.

The table below shows a summary of the distributions carried out in the fiscal year:

Interim dividends approved on October 18, 2013	746,000,000.00

Amount per share	Common Shares (ON)	Preferred Shares (PN 1)
Interim dividends approved on October 18, 2013	0.622983965587	0.685282362145

1 10% higher than the amount paid to each common share, in accordance with Article 7 of the Company’s Bylaws.

b.    Interest on Equity:

In accordance with Article 9 of Law 9,249/95, resolution no. 207/96 of the Brazilian Securities and Exchange Commission and Article 28 of the Company’s Bylaws, the Management approved the payment of interest on equity, which were booked as minimum mandatory dividends, ad referendum by the General Shareholders’ Meeting, on the following dates and under the following conditions:

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

August 19, 2013 – approval of the amount of R$220,000,000.00 (two hundred and twenty million reais), with withholding income tax at the rate of 15%, resulting in net interest of R$187,000,000.00 (one hundred and eighty-seven million reais), which were paid as of November 26, 2013 to the holders of common and preferred shares of record at the end of August 30, 2013, inclusive. After this date, shares were considered ex-interest on equity.

September 19, 2013 – approval of the amount of R$220,000,000.00 (two hundred and twenty million reais), with withholding income tax at the rate of 15%, resulting in net interest of R$187,000,000.00 (one hundred and eighty-seven million reais), which were paid as of November 26, 2013 to the holders of common and preferred shares of record at the end of September 30, 2013, inclusive. After this date, shares were considered ex-interest on equity.

October 18, 2013 – approval of the amount of R$538,000,000.00 (five hundred and thirty-eight million reais), with withholding income tax at the rate of 15%, resulting in net interest of R$457,300,000.00 (four hundred fifty-seven million and three hundred thousand reais), which were paid as of November 26, 2013 to the holders of common and preferred shares of record at the end of October 31, 2013, inclusive. After this date, shares were considered ex-interest on equity.

December 18, 2013 – approval of the amount of R$760,000,000.00 (seven hundred and sixty million reais), with withholding income tax at the rate of 15%, resulting in net interest of R$646,000,000.00 (six hundred and forty-six million reais), which were paid to the holders of common and preferred shares of record at the end of December 30, 2013, inclusive. After this date, shares were considered ex-interest on equity. The payment will begin on March 14, 2014.

The table below shows a summary of the distributions carried out in the fiscal year:

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Total	gross	1,738,000,000.00
	net	1,477,300,000.00
Interest on Equity approved on August 19, 2013	gross	220,000,000.00
	net	187,000,000.00
Interest on Equity approved on September 19, 2013	gross	220,000,000.00
	net	187,000,000.00
Interest on Equity approved on October 18, 2013	gross	538,000,000.00
	net	457,300,000.00
Interest on Equity approved on December 18, 2013	gross	760,000,000.00
	net	646,000,000.00

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Amount per share		Common Shares (ON)	Preferred Shares (PN 1)
Interest on Equity approved on August 19, 2013	gross	0.183721812907	0.202093994198
	net	0.156163540971	0.171779895069
Interest on Equity approved on September 19, 2013	gross	0.183721812907	0.202093994198
	net	0.156163540971	0.171779895069
Interest on Equity approved on October 18, 2013	gross	0.449283342474	0.494211676721
	net	0.381890841103	0.420079925213
Interest on Equity approved on December 18, 2013	gross	0.634675353681	0.698142889049
	net	0.539474050629	0.593421455692

1 10% higher than the amount paid to each common share, in accordance with Article 7 of the Company’s Bylaws.

Allocations in fiscal year 2014

c.    Dividends:

February 25, 2014 – The Board of Directors approved the payment of dividends amounting to R$1,043,000,000.00 (one billion and forty-three million reais) based on the balance of net income calculated in the 4Q13 balance sheet, to be paid as of March 27, 2014 to the holders of common and preferred shares of record at the end of March 10, 2014, inclusive. After this date, shares were considered ex-dividends.

The table below shows a summary of the distribution:

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Dividends approved on February 25, 2014	1,043,000,000.00

Amount per share	Common Shares (ON)	Preferred Shares (PN 1)
Dividends approved on February 25, 2014	0.871008413012	0.958109254313

1 10% higher than the amount paid to each common share, in accordance with Article 7 of the Company’s Bylaws.

2.         PROPOSAL FOR RESOLUTION

The Management proposes, in accordance with paragraph 6 of Article 202 of Law 6,404/76 and Article 26, paragraph 1 (iii) of the Company’s Bylaws, the allocation of the remaining balance of net income related to the fiscal year ended December 31, 2013 not yet allocated, totaling R$1,448,714.29 (one million, four hundred forty-eight thousand, seven hundred and fourteen reais and twenty-nine cents) shall be allocated as dividends.

Management also proposes that the dividends and interest on equity forfeited in 2013, totaling R$116,825,419.87 (one hundred sixteen million, eight hundred twenty-five thousand, four hundred and nineteen reais and eighty-seven cents) and other comprehensive income totalling R$14,264,432.32 (fourteen million, two hundred sixty-four thousand, four hundred and thirty-two reais and thirty-two cents), amounting to R$131,089,852.19 (one hundred thirty-one million, eighty-nine thousand, eight hundred and fifty-two reais and nineteen cents) be allocated as dividends.

The dividends proposed above, totaling R$132,538,566.48 (one hundred thirty-two million, five hundred thirty-eight thousand, five hundred and sixty-six reais and forty-eight cents) shall be paid to the holders of common and preferred shares of record at the end of day of the General Shareholders' Meeting that resolves on said dividends. After this date, shares will be considered ex-dividends.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Net income in the fiscal year	3,715,944,996.50
(-) Appropriation to the Legal Reserve	(185,797,249.83)
(-) Appropriation to the Tax incentive Reserve	(1,699,032.38)
Adjusted net income	3,528,448,714.29
Minimum Mandatory Dividends – 25% of adjusted net income	882,112,178.57

Dividends and IOE distributed in the year:	3,527,000,000.00
Dividends approved	1,789,000,000.00
Interest on Equity approved	1,738,000,000.00

Net Income available for distribution:	1,448,714.29
(+) Forfeited IOE/Dividends	116,825,419.87
(+) Other comprehensive income	14,264,432.32

Dividends Proposed	132,538,566.48

Management Proposal for the payment of dividends to be resolved:

Total Proposed for Approval	132,538,566.48

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Amount per share	Common Shares (ON)	Preferred Shares (PN 1)
Total Proposed for Approval – per share	0.110682844154	0.121751128569

1 10% higher than the amount paid to each common share, in accordance with Article 7 of the Company’s Bylaws.

The Management proposes to the General Shareholders’ Meeting the payment of these dividends until the end of fiscal year 2014, on a date to be defined by the Company’s Executive Board and opportunely communicated to the market. The payment may be made in one or more installments.

This proposal for the allocation of the Company’s net income for the fiscal year, considering the amounts approved in fiscal year 2013, 2014 and the proposal for payment of dividends to be approved by the General Shareholders’ Meeting demonstrate that 100% of the adjusted net income for the fiscal year will be distributed to the shareholders as dividends. The table below shows the overall amounts of dividends and interest on equity, declared and proposed, related to fiscal year 2013:

Interim Dividends	1.789.000.000,00
Dividends Proposed	132.538.566,48
Interest on Equity (gross)	1.738.000.000,00
Total	3.659.538.566,48

In accordance with Exhibit 9-1-II, item 7 of CVM Instruction 481, of December 17, 2009, the table below shows the comparison of net income and the distribution of dividends and interest on equity per share for the last fiscal years (in reais):

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Net income per Share	2013	2012	2011	2010

Net income in the fiscal year – common shares (ON)	3.103182506464	3.719174954228	3.635071244521	4.445872933553
Net income in the fiscal year – preferred shares (PN 1)	3.413500757111	4.091092449651	3.998578368973	4.890460226908

Dividends/IOE per Share	2013	2012	2011	2010

IOE (gross) – common shares (ON)	1.451402321969	-	1.557913776453	1.097180748122
IOE (gross) – preferred shares (PN 1)	1.596542554166	-	1.713705154097	1.206898822934

IOE (net) – common shares (ON)	1.233691973674	-	1.324226709985	0.932603635905
IOE (net) – preferred shares (PN 1)	1.357061171043	-	1.456649380983	1.025863999495

Dividends – common shares (ON)	1.604675222753	3.566950672031	1.949151523526	3.503666297264
Dividends – preferred shares (PN 1)	1.765142745027	3.923645739234	2.144066675879	3.854032926991

Total [2]
Common Shares (ON)	3.056077544722	3.566950672031	3.507065299979	4.600847045386
Preferred Shares (PN 1)	3.361685299193	3.923645739234	3.857771829976	5.060931749925

1 10% higher than the amount paid to each common share, in accordance with Article 7 of the Company’s Bylaws.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

The shareholders who exercised their right to vote unanimously approved the Management Proposal for the Allocation of Net Income for Fiscal Year 2013, in full, including the dates for the payment of the dividends, which shall be established by the Executive Board as indicated in the Proposal and opportunely communicated to the market.

3 - With relation to the matter on item "3" of the agenda of the General Shareholders’ Meeting, which refers to the election of the members of the Fiscal Council for a new term of office beginning today and ending on the date of the 2015 general shareholders’ meeting, the following resolutions were taken:

(i) election by majority of vote of the attending preferred shareholders, in a separate vote, registered the abstentions of the controlling shareholders SP Telecomunicações Participações Ltda., Telefônica Internacional S.A., Telefônica S.A. and Telefônica Chile S.A. and other abstentions registered by the Presiding Board, appointed by the preferred shareholders, Rita de Cassia Botto Moreira Maia Vaz Santiago, Juliana Maia Vaz Santiago and Claudia Maia Vaz Santiago, was elected as Sitting  member, Flavio Stamm, Brazilian, married, business administrator, with professional identification card CRA SP no. 45.324, bearer of the identification document (RG) no. 12.317.859 SSP/SP and inscribed in the roll of individual taxpayers (CPF/MF) under number 048.241.708-00, resident and domiciled at Rua Patápio Silva, 223 – apt. 32 – in the city and state of São Paulo; having as his Alternate  Gilberto Lerio, Brazilian, divorced, accountant, with professional identification card CRC SP no. 1SP 111.445/O-9, bearer of the identification document (RG) no. 4.370.494-3 and inscribed in the roll of individual taxpayers (CPF/MF) under number 269.714.378-53, resident and domiciled at Av. Indianópolis, 860, in the city and state of São Paulo;

(ii) election by unanimous vote of the common shareholders, appointed by the controlling shareholders SP Telecomunicações Participações Ltda., Telefônica Internacional S.A., Telefônica S.A. and Telefônica Chile S.A., registered the abstentions received by the Presiding Board, of the following Sitting  members: (i) Cremênio Medola Netto, Brazilian, married, economist, bearer of the identification document (RG) no. 3.590.896-8 SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under number 26.676.068-68, resident and domiciled in the city of Atibaia, state of São Paulo, with address at Rua Araras, 235, Jardim Flamboyant, in the city of Atibaia, state of São Paulo; (ii) Charles Edwards Allen, Brazilian, single,  economist, bearer of the identification document (RG) no. 4.730.628 SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under number 669.820.148-00, resident and domiciled in the capital of the state of São Paulo, with address at Rua João Álvares Soares, 1555, apto. 151, in the city and state of São Paulo; and as their Alternates, respectively, (i) Gilmar Roberto Pereira Camurra, Brazilian, married, business administrator, bearer of the identification document (RG) no. 7.990.926-7 SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under number 810.374.908-78, resident and domiciled in the capital of the state of São Paulo, with address at Avenida Eng. Luiz Carlos Berrini, 1376 – 32º floor, in the city and state of São Paulo; (ii) Stael Prata Silva Filho, Brazilian, married, business administrator, bearer of the identification document (RG) no. 4.650.496 SSP/SP, inscribed in the roll of individual taxpayers (CPF/MF) under number 374.378.958-20, resident and domiciled in the capital of the state of São Paulo, with address at Rua Jesuino Arruda, nº 499, apto. 91, Itaim Bibi, in the city and state of São Paulo;

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

The Fiscal Council will be, therefore, composed of three sitting members and three alternates, as elected above.

4 – Moving to item “1” of the agenda of the Especial Shareholders’ Meeting, the majority of the shareholders who exercised their right to vote, registered the abstentions received by the Presiding Board, established the overall annual compensation of the administrators and members of the Fiscal Council for fiscal year 2014 at R$21,033,279.00 (Twenty-one million, thirty-three thousand and two hundred and seventy-nine reais), given that the individualization for the members of management shall be made by the Board of Directors pursuant to the Company’s Bylaws and the compensation of the fiscal council members in office will be equivalent to 10% of the average compensation of an Executive Officer, excluding benefits, representation payments and eventual profit sharing payments (variable compensation).

5 – As per the matters on item “2”  of the agenda of the Especial Shareholders’ Meeting, the shareholders who exercised their right to vote unanimously approved the amendment of the following Articles of the Company’s Bylaws:

(i) Articles 20 and 23: change of the name of the position of Chief Financial, Control and Investor Relations Officer to Chief Financial, Corporate Resources and Investor Relations Officer, as well as the inclusion in the responsibilities of said Officer the supervision of the corporate resources activities. In accordance with the abovementioned, said articles of the Bylaws will now read as follows:

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

“Article 20 - The Executive Board will be composed of a minimum of four (4) and a maximum of fifteen (15) members, shareholders or not, resident in the country, who will be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) General and Executive Officer; (c) Chief Financial, Corporate Resources and Investor Relations Officer; (d) General Secretary and Legal Officer; (e) other Executive Officers with no specific designation.

Paragraph 1 – The individual duties of the Executive Officers with no specific designation will be defined by the Board of Directors, which may also establish a specific designation for said positions.

Paragraph 2 – The same Executive Officer may be elected to accumulate the duties of more than one position in the Executive Board.

(...)

Article 23 – The specific duties of the members of the Executive Board are the following:

(...)

C - CHIEF FINANCIAL, CORPORATE RESOURCES AND INVESTOR RELATIONS OFFICER:

1. To establish guidelines and monitor the Company's activities in the economic and financial, management of securities issued by the Company, accounting, management control and corporate resources areas, as well as to oversee the administration of complementary pension funds;

2. To represent the Company before the Brazilian Securities and Exchange Commission (CVM), stock exchanges and other supervisory bodies of the securities market;

3. To delegate, if applicable, duties to other Executive Officers for the practice of specific acts;

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

4. To represent the Company in the form provided for in these Bylaws; and

5. To perform other activities as may be determined by the Board of Directors."

(ii) Articles 25 and 27: to establish the possibility of the Company to prepare balance sheets in shorter periods, in addition to the annual, half-yearly and quarterly balance sheets, as well as to declare dividends for the income calculated in said balance sheets, as resolved by the Board of Directors. In accordance with the abovementioned, said articles of the Bylaws will now read as follows:

“Article 25 – The fiscal year will coincide with the calendar year, and the Company may prepare half-yearly, quarterly or shorter-period balance sheets, in addition to the annual balance sheet.

(...)

Article 27 – As resolved by the Board of Directors, the Company may declare dividends: (i) based on the income calculated in the half-yearly balance sheets; (ii) based on the income calculated in the quarterly or shorter-period balance sheets, provided that the total amount of the dividends paid in each semester of the fiscal year does not exceed the capital reserve amount referred to in paragraph one of Article 182 of Law 6,404/76; or (iii) based on the accumulated income or profit reserve existing in the last annual or half-yearly balance sheet.

Sole Paragraph – The interim dividends distributed in accordance with this article will be booked as minimum mandatory dividends.”

6 – As per the matter on item “3” of the agenda of the Especial Shareholders’ Meeting, the shareholders who exercised their right to vote unanimously approved the consolidated Bylaws, with no restrictions, in accordance with the amendments to the Company’s Bylaws resolved in this Meeting, attached hereto as exhibit.

Minutes of the 16th AGO and 39th AGE (Page 16)

  Ata da 15ª AGO e 37ª AGE (Fl. 16)

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

VII – Closure:  The Presiding Board received the abstentions and registered the votes and abstentions in these minutes and those provided for by law, and after considering that all the matters on the agenda had been discussed, the meeting was adjourned and, in accordance with paragraph 1 of Article 130 of Law 6,404/76, the representatives of the shareholders approved the drawing up of these minutes in summary format with the accurate reproduction of the matters and resolutions taken herein, and the minutes were signed by all those in attendance. It was also registered that, in accordance with paragraph 2 of Article 130 of Law 6,404/76, these minutes will be published with the omission of the signatures of the shareholders. São Paulo, April 23, 2014. (signatures) Breno Rodrigo Pacheco de Oliveira, Chairman of the Meeting, representing the Management; Carolina Simões Cardoso – Secretary of the Meeting; SP Telecomunicações Participações Ltda., by proxy Carolina Simões Cardoso; Telefônica Internacional S/A, by proxy Carolina Simões Cardoso and Laura Paiva Bonow; Telefônica Chile S.A., by proxy Carolina Simões Cardoso and Laura Paiva Bonow; Telefônica S.A., by proxy Carolina Simões Cardoso and Laura Paiva Bonow; represented by Citibank N.A., by proxy Rita de Cassia Serra Negra, the shareholders: CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM; FIDELITY EMERGING MARKETS FUND; DOMINION RESOURCES, INC. MASTER TRUST; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; BELL ATLANTIC MASTER TRUST; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; UTAH STATE RETIREMENT SYSTEMS; PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: PYRAMIS EMERGING MARKETS COMMINGLED POOL; SSGA EMERGING MARKETS INDEX PLUS NON-LENDING COMMON TRUST FUND; CANADA PENSION PLAN INVESTMENT BOARD; PYRAMIS EMERGING MARKETS EQUITY TRUST; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL INTERNATIONAL EQUITY FUND; KENTUCKY RETIREMENT SYSTEMS; WISDOMTREE GLOBAL EQUITY INCOME FUND; JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FUND; ADVANCED SERIES TRUST - AST FI PYRAMIS® ASSET ALLOCATION PORTFOLIO; WISDOMTREE COMMODITY COUNTRY EQUITY FUND; LVIP BLACKROCK EMERGING MARKETS INDEX RPM FUND; PYRAMIS EMERGING MARKETS ALL CAP FUND, LP; WELLS FARGO ADVANTAGE DIVERSIFIED STOCK PORTFOLIO; KENTUCKY RETIREMENT SYSTEMS INSURANCE TRUST FUND; CORNELL UNIVERSITY; FIDELITY LATIN AMERICA FUND; AGF INVESTMENTS INC; ASCENSION HEALTH MASTER PENSION TRUST; STATE OF OREGON; ADVISORS INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTFOLIO; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; CIBC EMERGING MARKETS INDEX FUND; IBM 401(K) PLUS PLAN; SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; STICHTING PHILIPS PENSIOENFONDS; TEACHER RETIREMENT SYSTEM OF TEXAS; THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM; THE MONETARY AUTHORITY OF SINGAPORE; THE WASHINGTON UNIVERSITY; UNITED TECHNOLOGIES CORPORATION MASTER RETIREMENT TRUST; ACADIAN EMERGING MARKETS EQUITY FUND; KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; FLORIDA RETIREMENT SYSTEM TRUST FUND; CIBC LATIN AMERICAN FUND; LOUISIANA STATE EMPLOYEES RETIREMENT SYSTEM; NATIONAL ELEVATOR INDUSTRY PENSION PLAN; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; RAYTHEON COMPANY MASTER TRUST; STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE FIRST CHURCH OF CHRIST, SCIENTIST, IN BOSTON MASSACHUSETTS; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; LEGG MASON GLOBAL FUNDS, P.L.C.; NEW ZEALAND SUPERANNUATION FUND; STICHTING PENSIOENFONDS VAN DE ABN AMRO BANK NV; WHEELS COMMON INVESTMENT FUND; FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST; GMO FUNDS PLC; ILLINOIS STATE BOARD OF INVESTMENT; MICROSOFT GLOBAL FINANCE; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; NAV CANADA PENSION PLAN; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; FLORIDA STATE BOARD OF ADMINISTRATION; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; ISHARES PUBLIC LIMITED COMPANY; AT&T UNION WELFARE BENEFIT TRUST; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; DGAM EMERGING MARKETS EQUITY FUND LP; DREYFUS INVESTMENT FUNDS - DREYFUS/THE BOSTON COMPANY EMERGING MARKETS CORE EQUITY FUND; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; CN CANADIAN MASTER TRUST FUND; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES II PUBLIC LIMITED COMPANY; SPDR S&P EMERGING MARKETS ETF; EMERGING MARKETS INDEX NON-LENDABLE FUND; GMO EMERGING MARKETS FUND; GMO EMERGING COUNTRIES FUND; FIDELITY INVESTMENT TRUST: LATIN AMERICA FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; VIRGINIA RETIREMENT SYSTEM; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; EDUCATIONAL EMPLOYEES SUPPLEMENTARY RETIREMENT SYSTEM OF FAIRFAX COUNTY; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; EMERGING MKTS EQTY MGRS: PORTFOLIO 1 OFFSHORE MASTER L.P.; FUTURE FUND BOARD OF GUARDIANS; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; NORTHERN TRUST INVESTMENT FUNDS PLC; ISHARES MSCI BRIC INDEX FUND; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; BEST INVESTMENT CORPORATION; ISHARES III PUBLIC LIMITED COMPANY; MINISTRY OF STRATEGY AND FINANCE; PICTET - EMERGING MARKETS; PICTET - EMERGING MARKETS INDEX; PICTET GLOBAL SELECTION FUND - GLOBAL HIGH YIELD EMERGING EQUITIES FUND; PICTET GLOBAL SELECTION FUND - GLOBAL GROWING MARKET FUND; FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARKETS FUND; ACADIAN EMERGING MARKETS EQUITY II FUND, LLC; BELLSOUTH CORPORATION RFA VEBA TRUST; PPL SERVICES CORPORATION MASTER TRUST; PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER; ARIZONA PSPRS TRUST; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; SCHWAB EMERGING MARKETS EQUITY ETF; ISHARES MSCI EMERGING MARKETS INDEX FUND; UPS GROUP TRUST; EMERGING MARKETS INDEX NON-LENDABLE FUND B; GMO WORLD EX - UK EQUITY FUND; EGSHARES BRAZIL INFRASTRUCTURE ETF; GMO REAL RETURN ASSET ALLOCATION FUND, L.P.; CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER CUSTODIAN OF ING BRAZIL FUND; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; EXELON CORPORATION PENSION MASTER RETIREMENT TRUST; DB X -TRACKERS MSCI BRAZIL HEDGED EQUITY FUND; ING EMERGING MARKETS HIGH DIVIDEND EQUITY FUND; GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC; HEXAVEST ACWI EQUITY FUND; MANULIFE ASSET MANAGEMENT EMERGING MARKETS EQUITY POOLED FUND; INVESCO EMERGING MARKETS EQUITY FUND; EATON VANCE TRUST CO COMMON TRUST FUND - PARAMETRIC STRUCTURED EMERGING MARKETS EQUITY COMMON TRUST; ISHARES MSCI ACWI EX US INDEX FUND; ISHARES MSCI ACWI INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; ISHARES V PUBLIC LIMITED COMPANY; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL EMERGING MARKETS FUND; ING EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY; FIDELITY EMERGING MARKETS EQUITY INVESTMENT TRUST; POWERSHARES S&P EMERGING MARKETS LOW VOLATILITY PORTFOLIO; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; COMMONWEALTH SUPERANNUATION CORPORATION; FRANCISCAN ALLIANCE, INC; PICTET - EMERGING MARKETS HIGH DIVIDEND; FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS EMERGING MARKETS FUND; ING EMERGING MARKETS EQUITY DIVIDEND FUND; ACADIAN TAX AWARE EMERGING MARKETS EQUITY FUND,LLC; NZAM EM8 EQUITY PASSIVE FUND; FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND; OYSTER CREEK NUCLEAR GENERATING STATION QUALIFIED FUND; THREE MILE ISLAND UNIT ONE QUALIFIED FUND; GMO DEVELOPED WORLD STOCK FUND, A SERIES OF GMO TRUST; ENSIGN PEAK ADVISORS, INC.; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND; NATIONAL COUCIL FOR SOCIAL SECURITY FUND; represented by JP Morgan S.A. Distribuidora de Títulos e Valores Mobiliários, by proxy Rita de Cassia Serra Negra, the shareholders: JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY; MISSOURI EDUCATION PENSION TRUST; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; JP MORGAN CHASE RETIREMENT PLAN; FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND; H.E.S.T. AUSTRALIA LIMITED; NORGES BANK; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SBC MASTER PENSION TRUST; STATE OF WYOMING; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; represented by Banco Santander (Brasil) S.A., by proxy Rita de Cassia Serra Negra, the shareholders: AMUNDI ACTIONS EMERGENTS; FDA 21; GRD21; represented by HSBC CTVM S.A., by proxy Rita de Cassia Serra Negra; the shareholders: BEST INVESTMENT CORPORATION; ING BRIICSS FUND; WOORICS EMERGING MARKET INFRASTRUCTURE EQUITY FUND; Represented by Itaú Unibanco S.A., by proxy Rita de Cassia Serra Negra, the shareholders: AMUNDI FUNDS; NEON LIBERTY EMERGING MARKETS FUND LP; Rita de Cassia Botto Moreira Maia Vaz Santiago, by proxy Flávio Stamm; Cláudia Maia Vaz Santiago, by proxy Flávio Stamm; Juliana Maia Vaz Santiago, by proxy Flávio Stamm; Flávio Stamm, Fiscal Council member; Cremênio Medola Neto, Fiscal Council member; Clóvis Madeira, Directa Auditores.

We certify that this is a free English translation of the original minutes of the 16th General Shareholders’ Meeting and the 39th Especial Shareholders’ Meeting, held on April 23, 2014, drawn up in the Company’s records.

Carolina Simões Cardoso

Secretary

OAB/RJ nº. 128.421

Minutes of the 16th AGO and 39th AGE (Page 17)

  Ata da 15ª AGO e 37ª AGE (Fl. 17)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 6, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director